UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Explanatory Note

Psyence Biomedical Ltd (the “Company”) announced that Dr. Neil Maresky has transitioned from his role as Chief Executive Officer and Director of Psyence Biomedical Ltd. to serve as the Company’s Global Head, Clinical Development, where he will lead the Company’s global clinical development initiatives, including its Phase 2b clinical trial in Australia.

In connection with this transition, the Company’s Chairman, Mr. Jody Aufrichtig, has assumed the role of Chief Executive Officer and will oversee Nasdaq-related and corporate operations. The vacancy on the Board resulting from Dr. Maresky’s transition will be filled either by way of a vote of a quorum of Directors or at the Company’s next annual general meeting of shareholders, in accordance with applicable law and the Company’s governing documents.

Incorporation by Reference

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-285542), and any prospectuses or prospectus supplements filed pursuant thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 9, 2025

Psyence Biomedical Ltd.

By:	/s/ Warwick Corden-Lloyd
Name:	Warwick Corden-Lloyd
Title:	Chief Financial Officer

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